SCHEDULE A

Fund	Advisory Fee Rate
iShares AAA CLO Active ETF	0.20%

iShares BBB-B CLO Active ETF	0.45%

iShares Flexible Income Active ETF	0.50%

iShares High Yield Active ETF	First $5 billion	0.45%
	$5 billion - $10 billion	0.44%
	Greater than $10 billion	0.42%

iShares High Yield Muni Active ETF	0.39%

iShares High Yield Muni Income Active ETF	0.45%

iShares Intermediate Muni Income Active ETF	0.40%

iShares Large Cap Deep Buffer ETF	0.50%

iShares Large Cap Moderate Buffer ETF	0.50%

iShares Short-Term California Muni Active ETF	0.25%

iShares Total Return Active ETF	First $1 billion	0.40%
	$1 billion - $3 billion	0.38%
	$3 billion - $5 billion	0.36%
	$5 billion - $10 billion	0.35%
	Greater than $10 billion	0.34%

Amended December 30, 2024